The Premier Optimization AI
Solve your toughest optimization problems with the Power of Perceiver.
The world's most advanced self learning AI. Perceiver achieves superior
results without the need for a team of data scientists.

Howie Altman · 2nd

Experienced Technology Entrepreneur & Executive

New York City Metropolitan Area · 500+ connections ·

Contact info

Perceiver AI

University of Illinois Urbana-Champaign

Providing services

Web Development, User Experience Design (UED), iOS Development, Android Development, SaaS Development, Mobile Application Development, Custom Software Development, Management Consulting, Application...

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Featured

An AI Based Recruiting Platform's Acquisition - Actualize

actualizepartners.com • 4 min read

24 • 1 comment

Hi everyone, please check out our product launch announcement for Perceiver AI!...

Revolutionary AI Breakthrough - Perceiver AI - Actualize

actualizepartners.com • 5 min read

37 • 4 comments

Experience

Co-Founder and CEO

Perceiver AI

Feb 2018 – Present · 3 yrs 3 mos

Greater New York City Area

At Perceiver AI (tm), our mission is to elevate the science of artificial intelligence. With the goal to have a meaningful and massive impact on industries and the world's toughest problems, especially those for which neural network based technologies are not well suited.

Perceiver generates optimal AI based algorithms and models without the need for humans to pre-analyze data. It also provides full transparency into the "thought process" that generates output because the algorithms and models are delivered as code, which can be immediately used in any software or hardware application. ...see more

Perceiver AI Explainer Video

Co-Founder and Managing Partner

Actualize Partners

Feb 2018 – Present · 3 yrs 3 mos

Greater New York City Area

Tech consulting that turns complex challenges into simple things your customers love.

Honest advice. Jargon-free. Lots of Soul.

...see more

Actualize Partners MyCTO

Board Member

Panacea

Jan 2018 – Mar 2021 · 3 yrs 3 mos

Greater New York City Area

"Media Humanized"

A new way to empower consumers of news as well as those being seen in videos or reported on in the news.

A Revolutionary Step Towards Cooperating -...

CTO

Scouted

Feb 2018 – Dec 2020 · 2 yrs 11 mos

Greater New York City Area

Scouted is a machine learning based recruiting platform that matches candidates with 0-10 years of experience to awesome jobs based on what each person is like - their raw abilities and potential - versus just based on buzzwords in a resume.

...see more

SVP Engineering

Hello Alfred

Apr 2017 – Apr 2018 · 1 yr 1 mo

Greater New York City Area

Alfred is a technology and hospitality platform focused on evolving the most important space in people's lives: the home. The platform combines building management software with highly trained "Alfred" Home Managers to handle an extensive suite of services, allowing residents to focus on the things that matter most. Buildings get a differentiated experience in comp ...see more

Hello Alfred raises $40M to bring hotel-style...

Tech Innovations Are What Attract High-End...

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Education



University of Illinois Urbana-Champaign
BS, Computer Science
1996 – 2000
Activities and Societies: Sigma Phi Delta, Illini Tae Kwon Do Club

Application Sequence in Business Administration



Bronx High School of Science
HS, General
1992 – 1996
Activities and Societies: Handball

Skills & endorsements

IT Strategy · 51

 Endorsed by **Leslie Moore** and 5 others who are highly skilled at this

Endorsed by 4 of Howie's colleagues at TravelClick

Integration · 51

 Endorsed by **Michael Pellegrino** and 2 others who are highly skilled at this

Endorsed by 3 of Howie's colleagues at TravelClick

Project Management · 39

Endorsed by 3 of Howie's colleagues at TravelClick

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Recommendations

Received (9)   Given (3)



Dan Hammaker (he/him)
Director of Product @ Intapp
February 14, 2018, Howie was senior to Dan but didn't manage directly

Howie and I worked together at Axial. When he arrived, Howie inherited technical infrastructure that was not built to handle the company's growth and engineers that felt undervalued. Over the course of his tenure, he rebuilt the code base from scratch into a platform built to scale and injected energy and enthus... See more



Jose Bonetti
Technology Executive able to transition business vision to delivered digital products through high performing teams
February 9, 2018, Howie was a client of Jose's

Howie is an amazing technology executive. He has a natural ability to overcome organizational problems in a calm and assertive way. Howie is one of those guys that has seen everything in every permutation possible; plain and simple panicking is not in his playbook. Howie understands both in breadth and de... See more

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Accomplishments

3 **Organizations**   ⌄
Society for Information Management (SIM) • Forbes Technology Council • Sigma Phi Delta - Delta Chapter Alumni Association

2 **Languages**   ⌄
English • Hebrew

1 **Honor & Award**   ⌄
Best Investor Relations Team

Interests


Steve Collis 🔗
Chairman, President & CEO at AmerisourceBerger
77,037 followers


TravelClick
70,555 followers


Vas Narasimhan 🔗
Reimagining medicine as CEO of Novartis
224,839 followers


Dave Ricks 🔗
Chairman and Chief Executive Officer at Eli Lilly an
25,954 followers


Pica9
1,096 followers

University of Illinois Urbana-Champaign
451,628 followers

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